UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Section 13(a) -16 or 15(d) - 16 of the Securities Exchange Act of 1934

For the month of September, 2019

000-23697

(Commission file number)

EROS INTERNATIONAL PLC

(Exact name of registrant as specified in its charter)

________________________________________

550 County Avenue

Secaucus, New Jersey 07094

Tel: (201) 558-9001

(Address of principal executive office)

_______________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Incorporation by Reference

This Report on Form 6-K shall be incorporated by reference into the Registrant's Form F-3 Registration Statement (File No. 333-219708), as filed with the Securities and Exchange Commission, to the extent not superseded by documents or reports subsequently filed or furnished by the Registrant under the Securities Act of 1933 or the Securities Act of 1934, in each case as amended.

The Offering

On September 26, 2019, Eros International Plc (the “Company”) announced a registered direct offering (the “Offering”) of $27,500,000 aggregate principal amount of the Company’s Senior Convertible Notes (collectively, the “Notes”), for an aggregate purchase price of $25,000,000. On September 27, 2019, the Company closed the Offering.

The Offering was effected pursuant to a prospectus supplement dated September 26, 2019 under the Company’s Registration Statement on Form F-3 (Registration No. 333-219708), as amended (the “Registration Statement”). The Registration Statement was declared effective on October 2, 2017.  The exhibits filed herewith in connection with the issuance of the Notes are hereby incorporated by reference into the Registration Statement.

The terms of the Notes are summarized in, and the form of Note is filed as an exhibit to, the Company’s Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on September 26, 2019, which summary is incorporated herein by reference as qualified by such exhibit.

Exhibits

Exhibit No.	Description

5.1	Opinion of Cains Advocates Limited
5.2	Opinion of Gibson, Dunn & Crutcher LLP
23.1	Consent of Cains Advocates Limited (included in Exhibit 5.1 hereto)
23.2	Consent of Gibson, Dunn & Crutcher LLP (included in Exhibit 5.2 hereto)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 27, 2019	Eros International Plc

	By:	/s/ Mark Carbeck
Name: Mark Carbeck
Title: Chief Corporate and Strategy Officer